SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                           ----------------------

                                SCHEDULE 13G

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                  PURSUANT TO RULES 13d-1(b), (c), AND (d) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)


                             (Amendment No. 1)*


                            Silgan Holdings Inc.
                            --------------------
                              (Name of Issuer)



                        Common Stock, $0.01 Par Value
                       ------------------------------
                       (Title of Class of Securities)



                                 827048 10 9
                               --------------
                               (CUSIP Number)



                              December 31, 2003
                        -----------------------------
                        (Date of Event Which Requires
                          Filing of This Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this schedule is filed:

            [_] Rule 13d-1(b)

            [_] Rule 13d-1(c)

            [X] Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 827048109                 13G                       Page 2 of 9 Pages


--------------------------------------------------------------------------------

1.    Names of Reporting Persons         R. Philip Silver

      I.R.S. Identification
      Nos. of Above Persons (Entities Only)

--------------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group      (a)  [  ]
                                                            (b)  [  ]

--------------------------------------------------------------------------------

3.    SEC Use Only

--------------------------------------------------------------------------------

4.    Citizenship or Place of Organization        United States

--------------------------------------------------------------------------------

                           5.    Sole Voting Power             3,603,244

                           -----------------------------------------------------
   Number of
    Shares                 6.    Shared Voting Power                   1
  Beneficially
   Owned by                -----------------------------------------------------
     Each
   Reporting               7.    Sole Dispositive Power        3,603,244
    Person
     With                  -----------------------------------------------------

                           8.    Shared Dispositive Power              1

--------------------------------------------------------------------------------

9.    Aggregate Amount Beneficially Owned
      by Each Reporting Person                                 3,603,245

--------------------------------------------------------------------------------

10.   Check if the Aggregate Amount               [   ]
      in Row 9 Excludes Certain Shares

--------------------------------------------------------------------------------

11.   Percent of Class Represented by Amount in Row 9   19.6%

--------------------------------------------------------------------------------

12.   Type of Reporting Person                          IN

--------------------------------------------------------------------------------

CUSIP NO. 827048109                 13G                       Page 3 of 9 Pages


--------------------------------------------------------------------------------

1.    Names of Reporting Persons         D. Greg Horrigan

      I.R.S. Identification
      Nos. of Above Persons (Entities Only)

--------------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group      (a)  [  ]
                                                            (b)  [  ]

--------------------------------------------------------------------------------

3.    SEC Use Only

--------------------------------------------------------------------------------

4.    Citizenship or Place of Organization        United States

--------------------------------------------------------------------------------

                           5.    Sole Voting Power             3,494,244

                           -----------------------------------------------------
   Number of
    Shares                 6.    Shared Voting Power                   1
  Beneficially
   Owned by                -----------------------------------------------------
     Each
   Reporting               7.    Sole Dispositive Power        3,494,244
    Person
     With                  -----------------------------------------------------

                           8.    Shared Dispositive Power              1

--------------------------------------------------------------------------------

9.    Aggregate Amount Beneficially Owned
      by Each Reporting Person                                 3,494,245

--------------------------------------------------------------------------------

10.   Check if the Aggregate Amount               [   ]
      in Row 9 Excludes Certain Shares

--------------------------------------------------------------------------------

11.   Percent of Class Represented by Amount in Row 9   19.0%

--------------------------------------------------------------------------------

12.   Type of Reporting Person                          IN

--------------------------------------------------------------------------------

Item 1(a)   Name of Issuer:      Silgan Holdings Inc.
            --------------


Item 1(b)   Address of Issuer's Principal Executive Offices:  4 Landmark Square
            -----------------------------------------------   Stamford, CT 06901


Item 2(a)    Name of Person Filing:
             ---------------------

     This statement is filed on behalf of the persons identified below. In accordance with Rule 13d-1(k)(1) under the Act, each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

                                              R. Philip Silver
                                              D. Greg Horrigan




Item 2(b)   Address of Principal Business Office or, if None, Residence:
            -----------------------------------------------------------

     The business address of R. Philip Silver is 4 Landmark Square, Suite 400, Stamford, Connecticut 06901.

     The business address of D. Greg Horrigan is 4 Landmark Square, Suite 400, Stamford, Connecticut 06901.


Item 2(c)   Citizenship:  Each  of  the  persons  filing  this  statement  is a
            -----------
            United  States citizen.


Item 2(d)   Title of Class of Securities:   Common Stock
            ----------------------------


Item 2(e)    CUSIP Number:        827048 10 9
             ------------         -----------

Item 3.     If this statement is filed pursuant to section 240.13d-1(b) or
            --------------------------------------------------------------
            240.13d-2(b) or (c), check whether the person filing is a:
            ----------------------------------------------------------

    (a)   [  ]   Broker or dealer registered under section 15 of the Act

    (b)   [  ]   Bank as defined in section 3(a)(6) of the Act

    (c)   [  ]   Insurance company as defined in section 3(a)(19) of the Act

    (d)   [  ]   Investment company registered under section 8 of the Investment
                 Company Act of 1940


                               Page 4 of 9 Pages

    (e)   [  ]   An investment adviser in accordance with section 240.13d-1(b)
                 (1)(ii)(E)

    (f)   [  ]   An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F)

    (g)   [  ]   A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

    (h)   [  ]   A saving association as defined in section 3(b) of the Federal
                 Deposit Insurance Act

    (i)   [  ]   A church plan that is excluded from the definition of an
                 investment company under section 3(c)(14) of the Investment
                 Company Act of 1940

    (j)   [  ]   Group, in accordance with section 240.13d-1(b)(1)(ii)(J)

     Not applicable.


Item 4.      Ownership.
             ---------

      (a), (b) and (c)

      The table below indicates the beneficial ownership of Common Stock as of December 31, 2003 of the persons filing this statement.

                               Beneficial Ownership         Percent of Class (1)
                               ------------------------     --------------------
      R. Philip Silver (2)          3,603,245                     19.6%
      D. Greg Horrigan (3)          3,494,245                     19.0%

     (1) Based on 18,352,842 shares of Common Stock outstanding as of March 1, 2004.

     (2) The amount beneficially owned includes (a) 1,789,057 shares of Common Stock owned directly by Mr. Silver over which he has sole voting and dispositive power, (b) 659,989 shares of Common Stock owned by the Robert Philip Silver 2002 GRAT of which Mr. Silver is the sole trustee with sole voting and dispositive power, (c) 1,000,000 shares of Common Stock owned by the Robert Philip Silver 2003 GRAT of which Mr. Silver is the sole trustee with sole voting and dispositive power, (d) 154,198 shares of Common Stock owned by the Silver Family Limited Partnership of which Mr. Silver is the sole general partner with sole voting and dispositive power and (e) 1 share of Common Stock owned by S&H Inc., a company wholly owned by Messrs. Silver and Horrigan and over which Mr. Silver shares voting and dispositive power with Mr. Horrigan and S&H Inc.




                               Page 5 of 9 Pages

     (3) The amount beneficially owned includes (a) 3,003,788 shares of Common Stock owned directly by Mr. Horrigan and over which he has sole voting and dispositive power, (b) 336,258 shares of Common Stock owned by the David Gregory Horrigan 2002 GRAT of which Mr. Horrigan is the sole trustee with sole voting and dispositive power, (c) 154,198 shares of Common Stock owned by the Horrigan Family Limited Partnership of which Mr. Horrigan is the sole general partner with sole voting and dispositive power and (d) 1 share of Common Stock owned by S&H Inc. and over which Mr. Horrigan shares voting and dispositive power with Mr. Silver and S&H Inc.


Item 5.     Ownership of Five Percent or Less of a Class.
            --------------------------------------------

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]


            See Item 9 below.


Item 6.     Ownership of More than Five Percent on Behalf of Another Person.
            ---------------------------------------------------------------

            Not applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired
            ------------------------------------------------------------------
            the Security Being Reported on by the Parent Holding Company.
            -------------------------------------------------------------

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.
            ---------------------------------------------------------

            See Item 9 below.

Item 9.     Notice of Dissolution of Group.
            ------------------------------

            See Exhibit 2.

Item 10.    Certification.
            -------------

            Not applicable.









                               Page 6 of 9 Pages

                                    Signature
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            Dated:  March 22, 2004


                                         /s/ R. Philip Silver
                                         --------------------------
                                         R. Philip Silver


                                         /s/ D. Greg Horrigan
                                         --------------------------
                                         D. Greg Horrigan



                                         SILVER FAMILY LIMITED PARTNERSHIP


                                         /s/ R. Philip Silver
                                         ---------------------------
                                         Name: R. Philip Silver
                                         Title: General Partner



                                         HORRIGAN FAMILY LIMITED PARTNERSHIP


                                         /s/ D. Greg Horrigan
                                         ---------------------------
                                         Name: D. Greg Horrigan
                                         Title: General Partner



                                         S&H INC.



                                         By: /s/ R. Philip Silver
                                             -----------------------
                                             Name:  R. Philip Silver
                                             Title: President





                               Page 7 of 9 Pages

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of this Amendment No. 1 to
Schedule 13G with respect to the common stock, $.01 par value, of Silgan Holdings Inc. This Joint Filing Agreement shall be included as an exhibit to such Amendment No. 1 to Schedule 13G.

     IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 22nd day of March, 2004.



                                         /s/ R. Philip Silver
                                         ---------------------
                                         R. Philip Silver



                                         /s/ D. Greg Horrigan
                                         ---------------------
                                         D. Greg Horrigan
















                               Page 8 of 9 Pages

                                    EXHIBIT 2

                              AGREEMENT AND NOTICE

     Each of the persons signing below hereby agrees that, in connection with the filing of Amendment No. 1 to Schedule 13G to which this Agreement and Notice will be attached as an exhibit as contemplated by Item 9 thereof, the information as to beneficial ownership of Common Stock of Silgan Holdings Inc. shall be reported in such Amendment No. 1, and will be reported in future filings, if required, by Messrs. Silver and Horrigan as separate reporting persons.

     Accordingly, such beneficial ownership information will not be reported in connection with such Amendment No. 1, and will not in the future be reported, as a "Group" as described in the Schedule 13G filed by the signatories to this Agreement and Notice with the Securities and Exchange Commission on February 13, 2002 with respect to the Common Stock of Silgan Holdings Inc.

     Effective as of: March 22, 2004


/s/ R. Philip Silver                     /s/ D. Greg Horrigan
-------------------------                -------------------------
R. Philip Silver                         D. Greg Horrigan




SILVER FAMILY LIMITED                    HORRIGAN FAMILY LIMITED
   PARTNERSHIP                              PARTNERSHIP


/s/ R. Philip Silver                     /s/ D. Greg Horrigan
-------------------------                -------------------------
Name: R. Philip Silver                   Name: D. Greg Horrigan
Title: General Partner                   Title: General Partner




S&H INC.



By:  /s/ R. Philip Silver
-------------------------
Name:  R. Philip Silver
Title:  President






                               Page 9 of 9 Pages